Contact

www.linkedin.com/in/debra-
miller-2a71a14 (LinkedIn)
CureDuchenne.org (Personal)

Top Skills

Nonprofits
Entrepreneurship
Fundraising

Honors-Awards

EY Entrepreneur of the Year™
Award in Orange County

OCBJ Women in Business Award

Rare Impact Awards Honoree

Coast Magazine Woman of the Year
Honoree

Luminary Award from Texas
Healthcare & Bioscience Institute
(THBI)

Debra Miller

Chief Executive Officer/Founder at CureDuchenne
Newport Beach, California, United States

Summary

Debra Miller is Chief Executive Officer and Founder of
CureDuchenne, a non-profit organization dedicated to finding and
funding a cure for Duchenne muscular dystrophy. She founded
CureDuchenne in 2003 after her only son, Hawken, was diagnosed
with Duchenne (DMD) and very little was known about the disease.
At the time, there were no available treatments and no hope for a
cure.

Seeing a need, Debra got to work raising money. After reaching
out to scientists all over the world and logging hundreds of hours of
research, CureDuchenne made initial investments into small biotech
companies working to accelerate drug development towards a cure.
Her investments into early-stage Duchenne research proved to be
an effective catalyst for advancing promising science, then attracting
additional funds to bring therapeutics through clinical trials and finally
to market.

Since Debra's tireless work began:
• CureDuchenne provided early funding to the first ever FDA-
approved Duchenne drug, Exondys 51 by Sarepta Therapeutics.
• CureDuchenne funded more than 40 projects, 17, of which have
advanced to clinical trials.
• Life expectancy for those living with Duchenne has increased by 10
years.

Prior to founding CureDuchenne, Debra worked in publishing with
positions at IDG Communications, Cahners Publishing, Ziff-Davis
Publishing, Scholastic Publishing, and more. Miller holds a Bachelor
of Arts in Communication Studies from the University of California
Los Angeles.

She currently serves on the Alliance for Regenerative Medicine
Board, Department of Defense's Congressionally Directed Medical
Research Committee Programmatic Panel, and the Bespoke Gene

Therapy Consortium, to name a few. Debra also received the EY Entrepreneur of the Year™ Award in Orange County in 2014, Orange County Business Journal's Women in Business Award in 2015, and many more for her tireless work in the fight to cure Duchenne muscular dystrophy.

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Experience

CureDuchenne
CEO/Founder
October 2003 - Present (22 years 1 month)
Newport Beach, CA

• Founded CureDuchenne in 2003, made initial investments into small biotech companies working to accelerate drug development towards a cure
• Formed CureDuchenne Ventures, LLC in 2014, a venture philanthropy approach for how CureDuchenne accelerates science towards new treatments and a cure
• Received FDA approval for Exondys51 by Sarepta Therapeutics in 2016, funded by a CureDuchenne Ventures grant, this was the first drug to treat Duchenne
• Hosted first CureDuchenne FUTURES national conference in 2018, an annual event held to connect the Duchenne community
• Received the 2020 Nonprofit of the Year award for CureDuchenne from the California 74th Assembly District
• Launched CureDuchenne Link in 2021, a centralized data hub that connects information provided by the Duchenne and Becker community directly to researchers, to accelerate therapeutic discovery

PC Magazine
Regional Manager
September 1986 - December 1990 (4 years 4 months)

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Education

UCLA
BA, Communications Studies · (1975 - 1977)